United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Goldman Sachs Group Inc.

Name of persons relying on exemption: Harrington Investments Inc.

Address of persons relying on exemption: 1001 2nd St #325, Napa, CA 94559

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Dear Goldman Sachs Investor:

I am writing to urge you to vote in favor of item number 7 on the Company’s proxy. The proposal asks the board of directors to pursue becoming a Public Benefit Corporation (PBC), as authorized under Delaware law.

In August 2019, our Company’s CEO signed a “Statement on the Purpose of a Corporation,” in part, committing our company to all stakeholders, supporting. . .” the communities in which we work . . . respect[ing] the people in our communities and protect[ing] the environment by embracing sustainability practices across our businesses.”

While endorsing such a statement voluntarily committing our Company to stakeholders is certainly lawful, it is disingenuous and incongruent with Delaware law and fiduciary duty pursuant to conventional Delaware corporate law, unless our Company converts to a PBC.

A conventional Delaware stock corporation’s fiduciary duties are primarily owed to stockholders if there is a conflict between the interests of stockholders and other constituencies, or stakeholders, while in a PBC, directors are required to consider the interests of constituencies other than shareholders in making business decisions and where the pecuniary interests of stockholders and one or more of the corporation’s other constituencies conflict, the directors have a fiduciary duty to balance competing interests. Therefore, transitioning to a PBC is consistent with the aforementioned commitment to obligate our company directors’ fiduciary duties to all stakeholders alike, not just shareholders.

Our Company is a social institution created by the state to carry out any lawful business purpose, including, primarily to enrich owners and managers in return for serving the public. Additionally, our Company’s leadership has committed the business enterprise to also serve stakeholders.

The Company’s opposition statement appearing in the proxy statement alongside my proposal asserts that reincorporation is unnecessary. Yet, I believe it is clear that maintaining the existing form of incorporation is actually inconsistent with the interest of the majority of the Company’s investors. The existing incorporation form encourages the Company to externalize costs and the resulting externalities act as a drag on the global economy. In other words, investors and civil society pays for our Company’s costly and often harmful externalities. Responsible and sustainable investors, as well as stakeholders, deserve better.

1001 2ND STREET, SUITE 325 • NAPA, CALIFORNIA 94559 • 707-252-6166 • WWW.HARRINGTONINVESTMENTS.COM

Becoming a public benefit corporation will better equip the Company to address the needs of the 21st century, including the interests of diversified investors. The attached discussion of the proposal is from the Shareholder Commons, an independent nonprofit that seeks to ensure that private capital is deployed in a manner that prioritizes vital environmental and social systems (emphasizing environmental, social, and governance [ESG] balanced concerns) while preserving the critical pricing function of free markets.

Your vote in favor of this proposal will encourage our Company to exercise leadership and initiative by giving much more serious consideration to the public benefit corporation model, and to moving beyond the limitations imposed by the current corporate model of shareholder primacy.

Although the Company discusses its environmental, social and governance (ESG) measurement and disclosure efforts, the reality of its performance and practices under the existing incorporation domain amply demonstrates that the board and management as fiduciaries have been unable, within the confines of this model, to align with the interests of diversified investors.

For example, our bank’s “embrace of sustainability” stands in sharp contrast to the fact that our Company from 2016 through 2020 loaned over $100.5 billion in fossil fuel financing, helping to drive multigenerational climate change (GS). This financial commitment to the fossil fuel industry is inconsistent with long-term sustainability, greatly increases reputational risk, and is also inconsistent with our Company’s “Statement on the Purpose of a Corporation.”

Our bank (GS) also since 2000 paid major fines and penalties exceeding $16 billion, responsible for mortgage and toxic securities abuses, including banking and consumer protection violations and was one of several financial institutions responsible for almost bringing down the entire US economy in the 2008-09 great recession.

The Company’s existing voluntary codes, commitments and statements are simply not fit for the purpose of resisting the shortsighted pressures of market forces and clients which can be in conflict with the interests of society or the environment. Diversified investors suffer as a result.

Our current fiduciary standards codified in early law secularized theological traditions applied to commercial pursuits. I believe that the board and management as fiduciaries have both legal and moral obligations to make decisions in consideration of the impacts on society and the environment, but unfortunately the current governance model contains inadequate guardrails to enforce these obligations.

For instance, in my opinion, our bank’s current “Statement of the Purpose of the Corporation” confers a promise that cannot be delivered based upon our corporate governance documents, representing our directors’ fiduciary duties under current Delaware law, unless and until our company transitions to a PBC.

1001 2ND STREET, SUITE 325 • NAPA, CALIFORNIA 94559 • 707-252-6166 • WWW.HARRINGTONINVESTMENTS.COM

Your support of this proposal will encourage the board and management to embrace a specific public purpose for the Company to be embedded in its articles of incorporation, and which would go further toward advancing interests of diversified investors who must consider the systemic implications of portfolio holdings along with long and short-term returns.

I urge you to vote in favor of the proposal, item number 7 on the management’s proxy.

Sincerely,

John C. Harrington

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

 PROXY CARDS WILL NOT BE ACCEPTED BY THE FILER NOR THE SHAREHOLDER COMMONS. PLEASE DO NOT SEND YOUR PROXY.
TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

1001 2ND STREET, SUITE 325 • NAPA, CALIFORNIA 94559 • 707-252-6166 • WWW.HARRINGTONINVESTMENTS.COM

SHAREHOLDER REBUTTAL TO THE GOLDMAN SACHS GROUP, INC.

The Shareholder Commons urges you to vote FOR Proposal 7 on the proxy, the shareholder proposal requesting the Board to convert The Goldman Sachs Group, Inc. to a public benefit corporation.

Summary

Proposal

The Proposal requests the board of directors to take steps necessary to convert Goldman Sachs Group, Inc. (“Goldman Sachs”) to a public benefit corporation (PBC). A PBC operates just like a conventional corporation, except that it can make decisions that promote the interests of stakeholders, such as employees and communities, without having to justify those decisions as also advancing shareholders’ interest in receiving profits and financial gains from the corporation.

Management Misses the Point

As discussed in detail below, the purpose of the Proposal is to address a tension between the need for Goldman Sachs to authentically account for all of its impacts and a perceived requirement that it privilege financial return to shareholders over any other stakeholder interest. The Proposal’s suggested resolution—conversion to a public benefit corporation—has been celebrated by Leo Strine, the leading corporate commentator of his generation and the former Chief Justice of Delaware, the state in which Goldman Sachs is incorporated. Chief Justice Strine has argued that conversion to PBC status could resolve the contradiction between the company-first shareholder primacy of conventional corporation law and the need for corporations to account for the full impact of their business operations:

So how to resolve this legal impasse? A recent innovation offers a sensible answer. … [T]he benefit corporation — [] puts legal force behind the idea that a business should have a positive purpose, commit to do no harm, seek sustainable wealth creation, and treat all its stakeholders with equal respect.1

In its opposition statement, Goldman Sachs demonstrates that it has not even considered the gap between what it can do to address stakeholder interests in its current, conventional corporate form and what it would be able to do as a PBC. Rather than genuinely examining how it could operate differently as a PBC (and there is no doubt that it could), Goldman Sachs simply asserts that it treats its stakeholders well. But that is not the question that the Proposal raises—that question is whether, as a PBC, it could treat them better, and whether that better treatment would benefit its diversified shareholder base.

_____________________________

1 Robert G. Eccles, Leo E. Strine, and Timothy Youmans, 3 Ways to Put Your Corporate Purpose into Action, Harvard Business Review (May 13, 2020), available at https://hbr.org/2020/05/3-ways-to-put-your-corporate-purpose-into-action.

The Shareholder Commons | PO Box 7545 | Wilmington, DE 19803

www.theshareholdercommons.com | info@theshareholdercommons.com

Why You Should Support this Resolution

Almost all of Goldman Sachs’ shareholders are diversified investors who depend on an economy that succeeds for everyone over the long term. As a PBC, Goldman Sachs will be able to account directly for the long-term risks created by corporate decisions that affect multiple stakeholders and the overall economy, something it cannot do now. This flexibility will allow Goldman Sachs to protect you as a diversified shareholder by limiting activities that undermine the healthy systems necessary for a successful economy, even if such limits have not been justified based on its anticipated impact on the Company’s own long- or short-term rates of return. As a conventional corporation, its directors may fear they will breach their fiduciary duties if they make decisions that might undercut the individual company’s financial returns for the sake of broader market or systemic concerns.

Why PBCs are better for Goldman Sachs shareholders

Conventional corporate law is interpreted to require corporations to prioritize the interests of their shareholders in financial returns from the company. As a leading Delaware law firm explained in a report prepared this year in response to a proposal that JPMorgan Chase become a PBC, “If the interests of the stockholders and the other constituencies conflict… the board’s fiduciary duties require it to act in a manner that furthers the interests of the stockholders.”2 This rule, called “shareholder primacy,” has been interpreted by the courts to require a company to optimize long-term financial returns to shareholders, ultimately received through dividends, buybacks, and stock appreciation. But this company-first approach fails to recognize that an individual company may profit from activity that undermines the social and environmental fabric upon which the vast majority of diversified shareholders depend.

The Problem with Company-First Shareholder Primacy

The tension between company-first shareholder primacy and the needs of diversified investors is demonstrated by a recent study, which determined that publicly listed companies impose social and environmental costs on the economy equal to more than half of their profits. Those costs—$2.2 trillion annually—equal more than 2.5% of global GDP.3 From the point of view of a diversified shareholder, these companies are only half as valuable as their income statements would indicate.

As a conventional corporation, Goldman Sachs is bound to participate in this shell game, making profits that optimize its long-term profitability even while engaging in activities that put the global economy at risk. To the extent that Goldman Sachs creates economic costs that lower GDP, the value of shareholders’ portfolios is reduced. Thus, by requiring Goldman Sachs to prioritize financial return to shareholders above all else, the fiduciary requirements of conventional corporation law threaten the Company’s own shareholders, the vast majority of whom are diversified.4 In other words, while Goldman Sachs may increase its isolated return to shareholders by applying the company-first shareholder primacy model and neglecting the costs it externalizes, its diversified shareholders will ultimately pay these costs.

_____________________________

2 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/harringtonjpmorgan020121-14a8.pdf

3 Andrew Howard, SustainEx: Examining the social value of corporate activities, Schroders (April 2019), available at https://www.schroders.com/en/sysglobalassets/digital/insights/2019/pdfs/sustainability/sustainex/sustainex-short.pdf.

4 Indeed, as of March 1, 2021, Goldman Sachs’ top three holders of its shares were mutual fund companies with indexed or otherwise broadly diversified portfolios.

The PBC Form Creates Obligations that Protect Diversified Shareholders

In contrast to a conventional corporation, which must operate under the company-first shareholder primacy model, a PBC is expected to operate in a “responsible and sustainable manner,”5 and to balance three considerations:

1.	The shareholders’ financial interests;

2.	The best interests of those materially affected by the corporation’s conduct; and

3.	A public benefit or benefits specified in the corporation’s certificate of incorporation.[6]

This new obligation would allow Goldman Sachs to prioritize interests of stakeholders, who can be affected by externalized costs. It is this change in focus that permits a PBC to reduce its negative impacts on society and the environment, leading to healthier systems and better financial returns for diversified shareholders.

Multiclass Underwriting: How Conversion to a PBC Could Benefit the Shareholders and Stakeholders of Goldman Sachs

Goldman Sachs underwrites initial public offerings providing perpetual control to insiders with high-vote stock,7 contributing to poor governance that harms investors as a class.8 As Goldman Sachs itself warned investors, “[u]sing multi-class voting to insulate management from its own shareholders comes at a significant long-term cost.”9 As a conventional corporation, Goldman Sachs can ignore the significant cost to society of perpetuating this form of unaccountability, because the fees it generates through these offerings add to its bottom line.

The problem with multiclass structures

In addition to risk of poor returns for companies’ own shareholders, these structures give unchecked power to insiders, whose concentrated interests are misaligned with the interests of typical diversified shareholders. As a working paper co-authored by a Nobel Laureate notes, “initial entrepreneurs are not well-diversified and so they want to maximize the value of their own company, not the joint value of all companies.”10

_____________________________

5 8 Del. C. §362.

6 8 Del. C. §365.

7 See, e.g., https://www.sec.gov/Archives/edgar/data/1792789/000119312520292381/d752207ds1.htm (Door Dash); https://www.sec.gov/Archives/edgar/data/1559720/000119312520294801/d81668ds1.htm (Airbnb).

8 Adams, Renée B. and Ferreira, Daniel, One Share, One Vote: The Empirical Evidence (December 2007). ECGI - Finance Working Paper No. 177/2007, Available at SSRN: https://ssrn.com/abstract=987488 or http://dx.doi.org/10.2139/ssrn.987488; and

Bebchuk, Lucian A. and Kastiel, Kobi, The Untenable Case for Perpetual Dual-Class Stock (April 18, 2017). Virginia Law Review, Volume 103, pp. 585-631, June 2017, Harvard Law School John M. Olin Center Discussion Paper No. 905, Harvard Law School Program on Corporate Governance Discussion Paper 2017-6, Available at SSRN: https://ssrn.com/abstract=2954630 or http://dx.doi.org/10.2139/ssrn.2954630.

9 Simon Constable, Goldman Sachs Warning: One-Share One-Vote or Else the Stock Will Suffer, Forbes (September 30, 2019), available at https://www.forbes.com/sites/simonconstable/2019/09/30/goldman-sachs-warning-one-share-one-vote-or-else-the-stocks-shares-will-suffer/?sh=6cb9916e71da.

10 Broccardo, Eleonora and Hart, Oliver D. and Zingales, Luigi, Exit vs. Voice (August 24, 2020). University of Chicago, Becker Friedman Institute for Economics Working Paper No. 2020-114, Available at SSRN: https://ssrn.com/abstract=3680815 or http://dx.doi.org/10.2139/ssrn.3680815.

Two SEC commissioners have spoken out against multiclass structures. In a 2018 speech, Commissioner Kara Stein addressed the broad social policy concerns created by dual class structures:

Structures where a minority of insiders lock out the interests and rights of the majority may also have collateral effects on our capital markets. They may be harmful not just for those companies, their shareholders, and their employees, but for the economy as a whole.11

That same year, Commissioner Robert Jackson gave a speech titled “Perpetual Dual-Class Stock: The Case against Corporate Royalty,”12 in which he criticized not simply multiclass structures, but those that did not have definite endpoints:

Do Main Street investors in our public markets benefit when corporate insiders maintain outsized control in perpetuity?

This is not an academic exercise. You see, nearly half of the companies who went public with dual-class over the last 15 years gave corporate insiders outsized voting rights in perpetuity. Those companies are asking shareholders to trust management’s business judgment—not just for five years, or 10 years, or even 50 years. Forever.13

As Commissioner Stein noted, the public policy implications are not limited to the effects a multiclass structure has on the financial return of the corporation in question. A Columbia Law School professor explained that our entire economy can be affected by the inherent unaccountability when insiders capture control through such mechanisms:

The public/private hinge becomes relevant in addressing these questions. Mismatches between control rights and cash flow rights give rise not only to private agency costs, the focus of much corporate governance theorizing, but what might be called “public” agency costs. These refer to our concerns about unaccountable power in the socio-political realm. A match between cash flow rights and control rights naturally constrains these public agency costs.14

The SEC’s own Investor Advocate underscored the risk in a recent speech:

Today I would like to discuss a troubling trend—the increased use of dual-class shares by companies that seek to go public. . .

In my view, what we now have in our public markets is a festering wound that, if left untreated, could metastasize unchecked and affect the entire system of our public markets. The question, then, is what can be done to avoid the inevitable reckoning.15

_____________________________

11 (Emphasis added), available at https://www.sec.gov/news/speech/speech-stein-021318#_ednref45.

12 Available at https://www.sec.gov/news/speech/perpetual-dual-class-stock-case-against-corporate-royalty.

13 Id. To be clear, the Company underwrites the very type of perpetual control structures that Commissioner Jackson described and about which he asked critical policy questions.

14 Jeffrey Gordon, Dual Class Common Stock: An Issue of Public and Private Law, CLS Blue Sky Blog (January 2, 2019) (emphasis added) available at https://clsbluesky.law.columbia.edu/2019/01/02/dual-class-common-stock-an-issue-of-public-and-private-law/.

15 Rick Fleming, Dual-Class Shares: A Recipe for Disaster (October 15, 2019) (emphasis added), available at https://www.sec.gov/news/speech/fleming-dual-class-shares-recipe-disaster.

Goldman Sachs perpetuates multiclass shares without considering the cost to diversified shareholders

By lending reputation and expertise to marketing governance structures that risk both underperformance and misalignment of corporate control with shareholder interests, Goldman Sachs jeopardizes the viability of the one share, one vote governance model that creates significant economic wealth for shareholders and society. As a 2020 study noted, “if many similarly-situated [sic] companies [accept a higher cost of capital for multi-class shares], then the prevalence of dual class shares might have negative consequences for the economy as a whole.”16

That phenomenon is increasing at an alarming rate: More than 20 percent of the companies listing shares on U.S. exchanges between 2017 and 2019 had a dual class structure, and from less than 5% of IPOs in 1984, the percentage is now approaching 25%.17 But this understates the problem. More than a third of the money raised in IPOs may well be going to corporations with multiclass structures. As Goldman Sachs reported in September of 2019:

In 2019, seven of the ten largest IPOs have issued shares with unequal voting rights. These firms account for 36% of the $37 billion of IPO proceeds raised YTD.18

Goldman Sachs is one of the leading underwriters of IPOs, holding the coveted bookrunner position on 120 IPOs in 2020 valued at more than $20 billion; it was the number-one underwriter of IPOs in the combined years of 2019 and 2020.19 The Company’s underwriting decisions as a major financial institution have a significant effect on the direction taken by the market. Moreover, this is an issue on which Goldman Sachs has already taken a position in other parts of its investment banking business. As an asset manager, the Company has already decided to take action against multiclass voting structures whenever the opportunity arises—the policy for accounts they manage is to vote against all multiclass structures:

Vote FOR resolutions that seek to maintain or convert to a one-share, one-vote capital structure. Vote AGAINST requests for the creation or continuation of dual-class capital structures or the creation of new or additional super voting shares.20

The Company’s research business also publicly recognizes the problems with multiclass structures, stating, “institutional investors overwhelmingly prefer a ‘one share-one vote’ governance structure,” and that, “the debatable benefit of insulating management from its own shareholders comes at a significant long-term cost.” 21

As a PBC, Goldman Sachs could take steps to counter the growth of this dangerous trend in order to protect the economy that supports its shareholders’ portfolios, rather than profiting from it.

*         *         *         *

_____________________________

16 The Rise of Dual Class Shares: Regulation and Implications, Committee on Capital Markets Regulation (April 2020), available at https://www.capmktsreg.org/wp-content/uploads/2020/04/The-Rise-of-Dual-Class-Shares-04.08.20-1.pdf.

17 Supra, n. 21 at 3.

18 Goldman Sachs, Weekly Kickstart at 2 (September 27, 2019).

19 See Dealogic, Investment Banking Scorecard, available at http://graphics.wsj.com/investment-banking-scorecard/.

20 Policy, Procedures and Guidelines for Goldman Sachs Asset Management Global Proxy Voting (2021), available at https://www.gsam.com/content/dam/gsam/pdfs/us/en/miscellaneous/voting_proxy_policy.pdf?sa=n&rd=n.

21 Supra, n. 34.

As a PBC, Goldman Sachs could take action that reduces multiclass voting and other externalities in order to improve local and global economies and returns to diversified shareholders even if the action marginally reduced its long-term internal rate of return. Such actions might involve unilateral reduction of externalities, support for regulation and taxes that imposed limits on externalities, or following extra-legal guardrails mediated by shareholders, industry groups, or others. As a PBC, Goldman Sachs would not be obligated to take these actions, but it would have the option to do so, expanding the range of choices available to the board and management to authentically protect the broad interests of its diversified shareholders and other stakeholders.

Signing the BRT Statement alone does not address company-first shareholder primacy

Goldman Sachs’ Commitment under the BRT Statement

In August 2019, the Company made a commitment to stakeholders by signing the Business Roundtable Statement on the Purpose of a Corporation (the BRT Statement).22 That commitment will remain an empty promise unless Goldman Sachs becomes a PBC.

Specifically, the statement says, “While each of our individual companies serves its own corporate purpose, we share a fundamental commitment to all of our stakeholders,” including customers, employees, suppliers, and the communities in which companies work. Were Goldman Sachs able to authentically adhere to the BRT Statement, it could address some of the problems created by company-first shareholder primacy. However, as explained above, the legal rules that govern Goldman Sachs have been authoritatively interpreted to require it to subordinate important stakeholder interests when they diverge from those of the shareholders. In response to a similar proposal last year asking for a report on PBC conversion, Wells Fargo commissioned the Richards, Layton law firm to conduct a study on the basis of which it dismissed the advisability of PBC conversion.23 According to the study:

The directors of Delaware corporations… may (and often do) consider the interests of other stakeholders of the corporation so long as any decisions made with respect to such stakeholders are in the best interests of the corporation and its stockholders… As a result, there would likely be some uncertainty regarding decision-making in a public benefit corporation… where the interests of stockholders and other stakeholders or the public benefit diverge.

And therein lies the conundrum: The interests of stockholders and other stakeholders will not always align, at least as defined by conventional corporation case law. When that happens, shareholders prevail, contrary to Goldman Sachs’ commitment under the BRT Statement.

As a conventional corporation, Goldman Sachs cannot shake the specter of company-first shareholder primacy and the constant concern that any significant decision it makes must be consistent with optimizing its financial return. Thus, the BRT Statement accomplishes little, but it does leave Goldman Sachs vulnerable to the charge of hypocrisy and violation of trust, because it has publicly made a pledge that it cannot adhere to consistently when profits and systemic risks collide.

_____________________________

22 https://system.businessroundtable.org/app/uploads/sites/5/2021/02/BRT-Statement-on-the-Purpose-of-a-Corporation-Feburary-2021-compressed.pdf

23 Independent Study and Report and Wells Fargo & Company Response regarding Public Benefit Corporations, Richards, Layton & Finger PA (January 2020), available at https://www08.wellsfargomedia.com/assets/pdf/about/corporate/public-benefit-corporations-report.pdf.

Conversion to a PBC would allow Goldman Sachs to follow through on the BRT Statement, improve the lives of its stakeholders, and increase the long-term value of the portfolios of its diversified shareholders. It will be able to focus on the creation of real value for all stakeholders and reject profits that come from the exploitation of vulnerable populations and common resources. Indeed, because it will be able to give full weight to stakeholder concerns, Goldman Sachs will earn their trust and loyalty in a manner not available to companies that follow a company-first shareholder primacy model.24

Reaction to the BRT Statement Confirms the Advisability of Converting to a PBC

The reaction to the BRT Statement’s issuance revealed a degree of skepticism that turned out to be well placed. One skeptical commentator noted that “For many of the BRT signatories, truly internalizing the meaning of their words would require rethinking their whole business.”25 Others noted the importance of the change, but also that it was meaningless without ending shareholder primacy:

Ensuring that our capitalist system is designed to create a shared and durable prosperity for all requires this culture shift. But it also requires corporations, and the investors who own them, to go beyond words and take action to upend the self-defeating doctrine of shareholder primacy.26

Still others viewed the entire exercise as a PR stunt, and one that ultimately could harm the very stakeholders the BRT Statement purported to support. “The statement is largely a rhetorical public relations move rather than the harbinger of meaningful change,” asserted a Harvard Law School article, noting that the incentives CEOs face had not changed, so neither would their behavior.27

Sadly, evidence of the false promise of the BRT Statement has begun to emerge. For example, Wharton management professor Tyler Wry compiled data on signatories’ behavior through the early stages of the COVID-19 pandemic to see if they were “living up to their word.” He found quite the reverse, as a recent article explains:

As COVID-19 spread in March and April, did signers give less of their capital to shareholders (via dividends and stock buybacks)? No. On average, signers actually paid out 20 percent more of their capital than similar companies that did not sign the statement. Then, as the coronavirus swept the country, did they lay off fewer workers? On the contrary, in the first four weeks of the crisis, Wry found, signers were almost 20 percent more prone to announce layoffs or furloughs. Signers were less likely to donate to relief efforts, less likely to offer customer discounts, and less likely to shift production to pandemic-related goods.28

_____________________________

24 See Frederick Alexander, Benefit Corporation Law and Governance: Pursuing Profit with Purpose p. 48 (2018) (“The Paradox of the Value of Commitment: The Concession that Isn’t”).

25 Andrew Winston, Is the Business Roundtable Statement Just Empty Rhetoric?, Harvard Business Review (August 30, 2019), available at https://hbr.org/2019/08/is-the-business-roundtable-statement-just-empty-rhetoric.

26 Jay Coan Gilbert, Andrew Kassoy, and Bart Houlahan, Don’t believe the Business Roundtable has changed until its CEOs’ actions match their words, Fast Company (August 22, 2019), available at https://www.fastcompany.com/90393303/dont-believe-the-business-roundtable-has-changed-until-its-ceos-actions-match-their-words.

27 Lucian Bebchuk and Roberto Tallarita, The Illusory Promise of Stakeholder Governance, Harvard Law School Forum on Corporate Governance (March 2, 2020), available at https://corpgov.law.harvard.edu/2020/03/02/the-illusory-promise-of-stakeholder-governance/.

28 Jerry Useem, Beware of Corporate Promises: When firms issue statements of support for social causes, they don’t always follow through, The Atlantic (August 6, 2020), available at https://www.theatlantic.com/ideas/archive/2020/08/companies-stand-solidarity-are-licensing-themselves-discriminate/614947/.

But PBC conversion represents a real solution, as Justice Strine noted in the article quoted earlier in this document.

Goldman Sachs’ opposition statement

The Company’s opposition statement to the Proposal contains a number of arguments that do not address the underlying question of whether converting to PBC status will benefit its shareholders. Each of these objections is easily refuted, as demonstrated below.

Fundamentally, the opposition statement focuses solely on potential risks or uncertainties that a change in corporate form could introduce, failing utterly to examine the possibilities that conversion to a PBC would open up. As discussed in the previous section, as a conventional corporation, Goldman Sachs is bound at every turn to ensure that its decisions always advance the narrowly defined interests of shareholders. In considering whether to recommend the Proposal, Goldman Sachs and its directors should have seriously examined the question of what they could do differently if they were relieved of the shareholder primacy stricture. How would the new flexibility allow the Company to address issues of inequality arising from the financial system in which it plays a leading role, the destruction of natural capital that accompanies certain lending opportunities, or multi-class share structures that concentrate power in the hands of founders whose interests are not aligned with those of diversified shareholders? These are important questions that the opposition statement ignores.

By failing to do any analysis of the gap between its current capabilities and what it could do as a PBC, Goldman Sachs has served its shareholders poorly in the opposition statement. Even if it were going to recommend against the proposal, the board of directors should have provided an honest analysis of the Proposal’s potential substantive impact on its ability to prioritize stakeholder interests, rather than simply listing “risks” that, as shown below, are not really all that risky.

Goldman Sachs’ claim that it already considers its stakeholders is misleading, because it can only consider them as part of a company-first analysis.

Goldman Sachs’ claim that there is no need to become a PBC because its management team already has the flexibility to promote stakeholders’ interests misses the critical difference between PBCs and conventional corporations. Any such consideration by a conventional corporation like Goldman Sachs must be in service of financial return. In contrast, PBC directors can consider the ultimate effect of their decisions on stakeholders as ends in themselves. Thus, consideration of stakeholders as the Company now practices it and as it would be practiced by a PBC are completely different.

Goldman Sachs’ claims that the PBC form involves unnecessary cost and uncertainty and is virtually unprecedented are false and ignore a growing trend.

The opposition statement implies that becoming a PBC is uncharted territory. In fact, scholars have tracked hundreds of privately held companies that have raised billions of dollars as PBCs,29 and the form is becoming increasingly popular in the public markets.

_____________________________

29 Dorff, Michael B. and Hicks, James and Davidoff Solomon, Steven, The Future or Fancy? An Empirical Study of Public Benefit Corporations (February 4, 2020), Harvard Business Law Review, Forthcoming, European Corporate Governance Institute - Law Working Paper, 495/2020, Southwestern Law School Research Paper No. 2019/10, Available at SSRN: https://ssrn.com/abstract=3433772 or http://dx.doi.org/10.2139/ssrn.3433772.

For example, Amalgamated Financial (AMAL) is a publicly traded New York-based bank that recently became a PBC after obtaining the vote of its shareholders, as did Broadway Financial Corporation (BYFC), another bank holding company. Novus Capital (NOVSU) was a publicly traded SPAC that converted to a PBC when it acquired an operating company, and now trades as AppHarvest (APPH). There have been five IPOs of PBCs: Laureate Education (LAUR), Vital Farms (VITL), Lemonade Insurance (LMND), Coursera (COUR) and Sustainable Development Acquisition I (SDACU). In early 2020, the shareholders of Avon Products, a conventional U.S.-based public corporation, received ADRs of Natura (NTCO), a Brazilian corporation with a fiduciary structure similar to a PBC. That transaction was approved by the Avon shareholders. In another example, Danone, the multinational food products corporation, which has ADRs that trade in the United States over the counter (DANOY), obtained the vote of its shareholders in April of 2020 to become the French equivalent of a PBC. Other significant PBCs include Allbirds, Guild Education, Danone North America, Beta Bionics, and Lung Biotechnology PBC.

The PBC statute is extremely clear in providing directors with wider discretion than conventional corporation directors have. The absence of case law is no reason for Goldman Sachs to surrender the opportunity to take a leadership position. Moreover, the change to the statute can actually protect companies from litigation when they account for systemic costs, which may reduce the risk of certain litigation.

Moreover, Goldman Sachs’ assertion that there is “uncertainty” around regulation ignores the fact that the Proposal is precatory—should the shareholders express their interest in converting Goldman Sachs to a PBC, there will be ample time to clear the conversion with regulators before amending the certificate of incorporation. Moreover, there is no reason to think that regulators will object. As noted above, two publicly traded bank holding companies have already converted to PBC status in 2021.

There is no evidence that operating costs for a PBC are any greater than for a conventional corporation.

While Goldman Sachs asserts that the cost of operating a PBC could be substantial, it provides no parameters for or substantiation of this statement. As noted above, there are hundreds of PBCs with investors to whom they are responsible, and there is no evidence that any of these companies have incurred any material additional expense. Indeed, becoming a PBC is as likely to reduce expenses as increase them, because the board will have greater discretion in decision-making, likely leading to less litigation.

PBCs will retain or improve ability to obtain top talent and directors.

The opposition statement says that becoming a PBC would interfere with Goldman Sachs’ ability to attract or retain top talent. There is simply no evidence of this among the hundreds of PBCs that have raised money from investors. Moreover, three out of four millennials would take a pay cut to work for a more sustainable company, almost 40 percent have chosen one job over another because of their perception of the employer’s social and environmental practices, and more than 40 percent have committed more time and energy to a company because they supported its sustainability agenda.30 A recent study finds Generation Z to be even more focused on their employers’ social and environmental stewardship than any preceding generation.31 Essentially, the new generations coming up in the workforce increasingly see corporate attention to social and environmental impacts as mandatory. The amendment is thus more likely to attract than repel talent.

_____________________________

30 See Shannon Houde, Good Work: How to Build a Career that Makes a Difference in the World, p. 22-23 (2021).

31 The Deloitte Global Millennial Survey 2020, available at https://www2.deloitte.com/global/en/pages/about-deloitte/articles/millennialsurvey.html.

As for directors, the statute provides them more protection from liability than conventional corporations—there is no monetary liability for the new duties to stakeholder interests and there is more discretion (and thus less liability) with respect to the traditional duties at a conventional corporation. Therefore, it is false to suggest that directors will be harder to attract because of concerns about liability.

Conclusion

Please vote FOR Proposal No. 7

By voting FOR Proposal No. 7, shareholders can urge Goldman Sachs to become a PBC, as hundreds of companies have already done. Becoming a PBC will permit Goldman Sachs to better serve the needs of its diversified shareholders and directly account for the critical social and environmental systems upon which a thriving economy depends. The stakeholder orientation permitted by the PBC form is more likely to create value for diversified shareholders than the prevailing “profit at any cost” approach that imposes substantial costs on those same shareholders.

Simply signing the BRT Statement is not sufficient to create the type of corporation that can authentically serve the needs of all stakeholders and prevent the dangerous implications of company-first shareholder primacy.

The Shareholder Commons urges you to vote FOR Proposal #7 on the proxy, the Shareholder Proposal requesting the Board to covert Goldman Sachs to a Public Benefit Corporation at The Goldman Sachs Group, Inc. Annual Meeting on April 29, 2021.

For questions regarding Wells Fargo and Company Proposal #7 – submitted by Harrington Investments, please contact Sara E. Murphy, The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

 PROXY CARDS WILL NOT BE ACCEPTED BY FILER NOR BY THE SHAREHOLDER COMMONS. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER.
TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.